

April 29, 2011

Carlin G. Conner
Chief Executive Officer
OTPL GP, LLC
15631 Jacintoport Boulevard
Houston, Texas 77015

> **Re:** **Oiltanking Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-173199**

Dear Mr. Conner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note blanks throughout your filing, and we note that you did not file many of the exhibits with your filing. In your amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A. We will need sufficient time to review all new disclosure and newly filed exhibits. We may have additional comments.

2. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

3. Prior to effectiveness, please have a NYSE representative call the staff, or provide a copy of the NYSE letter, to confirm that your securities have been approved for listing.

4.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to any proposed underwriting arrangements.

5.   Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common units on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Prospectus Cover Page

6.   Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.

Summary, page 1

Overview, page 1

7.   Explain to us the basis for your statement that you are "growth-oriented." As you use that term, it implies that this differentiates you from other companies who provide the same services.

Our Business Strategies, page 5

8.   Explain what you mean by "organic growth opportunities" and "accretive strategic acquisitions."

Tax Risks to Common Unitholders, page 7

9.   Identify the subsidiary referenced in the last bullet point.

The Offering, page 11

10.   We note your disclosure at page 43 that you do not have a legal obligation to pay distributions at your minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement. We also note your disclosure at page 53 that there is no guarantee that you will pay the minimum quarterly distribution or any amount on your units in any quarter. Please provide such information in this section.

Risk Factors, page 19

We may not have sufficient cash . . . . , page 19

11.   Expand your disclosure under the sixth bullet point to disclose that the partnership agreement does not cap the amount of maintenance capital expenditures that your general partner may estimate .

Some of our current terminal services agreements are automatically renewing on a short-term basis . . . . , page 22

12.   You disclose that some of your terminal services agreements are operating "outside of their primary contract terms." As your next sentence appears to characterize the renewal terms of these agreements as evergreen, please expand your disclosure to briefly describe such other primary contract terms, or explain your characterization of the evergreen provisions as being "outside of" the primary contract terms.

Use of Proceeds, page 39

13.   Expand your discussion of the intercompany indebtedness to be repaid to indicate that this debt has maturities ranging from 2014 to 2020.

Unaudited Pro Forma Cash Available for Distribution, page 46

14.   We note that there are many blank spaces in this section. We may have further comment when that information has been provided.

Selected Historical and Pro Forma Combined Financial and Operating Data, page 66

15.   Please identify within the column headings the combined financial data that is unaudited versus audited.

Customers, page 102

16.   You disclose that for the year ended December 31, 2010, your three largest customers accounted for approximately 36% of your revenues, with each customer individually representing more than 10% of your revenues during that period. You also include related risk factor disclosure at page 20 that the reduction or suspension of the obligations of your key customers under their terminal services agreements would adversely affect your financial condition and results of operations. Further, we note your use of, for example, "Customer A" in your disclosure at page F-32. Please disclose the name of each customer accounting for 10% or more of your consolidated total revenues, or tell us why such you are unable to do so. See Item 101(c)(vii) of Regulation S-K.

17.   Please also file any contracts with these customers as exhibits. See Item
       601(b)(10)(ii)(B) of Regulation S-K.

Environmental and Occupational Safety and Health Regulation, page 103

Water, page 105

18.   Please expand your disclosure to quantify the resources that the "various spill-response
       specialists" with whom you contract would have available to respond to a spill. Such
       disclosure should also address the ability of such specialists to respond to multiple spills.

19.   Please expand your disclosure to quantify the resources you have available to mitigate the
       impact of a spill from your facilities until your contracted spill response specialists can
       deploy their resources. Such disclosure should include a quantification of the physical
       resources available.

Management of Oiltanking Partners, L.P., page 108

20.   We note your disclosure that the executive officers of your general partner intend to
       devote "as much time . . . as is necessary" to the management of your business. For each
       executive officer of your general partner, please disclose a reasonable estimate of the
       amount of time that you anticipate will be devoted to your business.

Audit Committee, page 110

21.   We note your disclosure that you will have an audit committee. Please clarify whether
       your audit committee is an audit committee of your general partner.

Executive Officer Compensation, page 112

22.   You indicate in the prospectus that you will reimburse the general partner for "salary,
       bonus, incentive compensation and other amounts paid to persons who perform services."
       We note also that the "partnership agreement does not set a limit on the amount of
       expenses" for which you will reimburse the general partner and that the general partner
       will determine those amounts in good faith. To the extent that a material amount of the
       compensation to be paid to those persons at Oiltanking GmbH will be for services
       provided to the partnership, provide the same level of disclosure regarding the
       compensation of those individuals as if Oiltanking GmbH were itself the issuer,
       clarifying what portion of their time will be devoted to the operations of the partnership
       or how that will be determined. See also our comment below on "Certain Relationships
       and Related Transactions."

23.   Also, we note that you do not provide historical compensation amounts for those
       individuals. However, absent that information, there is no way for investors to assess the

> potential compensation amounts that the partnership will need to reimburse the general partner in the future. Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 116

24.   Of the number of units owned by each individual or entity in the table presented, please also include in a footnote to the table the amount of units that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 117

Distributions and payments to our general partner and its affiliates, page 117

25.   We note your disclosure that you will reimburse your general partner and its affiliates for all direct and indirect expenses that they incur and payments they make on your behalf for its management of the partnership. We also note your disclosure that your partnership agreement provides that your general partner determines in good faith the amount of these expenses and that the agreement does not set a limit on these expenses. Please disclose how your general partner will determine such amounts. Your disclosure should address, without limitation, how the allocable expenses related to salary, bonuses, incentive compensation, and other amounts for executive officers of the general partner will be determined.

Material U.S. Federal Income Tax Consequences, page 147

26.   Please remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences. In that regard, we note the statement that you encourage each unitholder to consult and "depend" upon his own tax advisor.

Underwriting, page 161

27.   We note your disclosure that "Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice." Disclose whether there are any agreements, understandings, or intentions to release any of the securities from the lock-ups prior to the expiration of the corresponding period. Please also file the lock-up agreements.

Financial Statements, page F-1

Historical Combined Financial Statements, page F-11

Note 3 – Related Party Transactions, page F-22

28.   We note your disclosure in which you state that OTB was in violation of certain debt covenants at December 31, 2009 but received a waiver for these covenant violations. Please clarify whether the Partnerships were also in violation of these covenants along with OTB. In addition, disclose whether the Partnerships and OTB were in compliance with the debt covenants as of December 31, 2010.

Undertakings, page II-2

29.   We note the undertaking provided in the penultimate paragraph on page II-3. Please tell us why you have not also undertaken to provide the referenced information with respect to transactions with the registrant's general partner.

Exhibits

30.   You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 at or Karl Hiller, Brach Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jennifer P. Campbell, Esq.